Exhibit 99.2

ASML Buys Back Half of its Shares Issued from Convertible Bonds

VELDHOVEN, the Netherlands, October 16, 2006 - ASML Holding NV (ASML) today announced that it will issue 30.8 million ordinary shares to satisfy the conversion rights exercised under its convertible bonds due October 15, 2006. In all, 99.99 percent of the bonds were converted.

Of the 30.8 million shares issuable upon conversion of the bonds, 14.9 million shares were bought back pursuant to the call option transaction announced on October 9, 2006. The net effect of the call option transaction will be to reduce the number of new shares issued to 15.9 million shares.

ASML has paid USD 347.5 million in cash for this share buyback and the underlying call options.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML

Tom McGuire
Vice President Communications
corpcom@asml.com
tel: +31.40.268.5758
fax: +31.40.268.3655 ASML

Angelique Paulussen
Senior Director Corporate Communications
corpcom@asml.com
tel: +31.40.268.6572
fax: +31.40.268.3655 ASML

Craig DeYoung
Vice President Investor Relations
craig.deyoung@asml.com
tel: +1.480.383.4005
fax: +1.480.383.3976 ASML

Franki D'Hoore
Director European Investor Relations
franki.dhoore@asml.com
tel: +31.40.268.6494
fax: +31.40.268.3655